Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	July 1,	December 31,
	2017	2016
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$353,063	$142,672
Accounts receivable, net	247,546	162,377
Costs and estimated earnings in excess of billings	29,212	7,450
Inventories	182,886	157,679
Other current assets	12,352	12,800
Total current assets	825,059	482,978
Property, plant and equipment, less accumulated depreciation, depletion and amortization (July 1, 2017 - $554,433 and December 31, 2016 - $484,554)	1,555,816	1,446,452
Goodwill	918,511	782,212
Intangible assets, less accumulated amortization (July 1, 2017 - $6,041 and December 31, 2016 - $7,854)	17,344	17,989
Other assets	47,232	46,789
Total assets	$3,363,962	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$6,500
Current portion of acquisition-related liabilities	15,221	21,663
Accounts payable	116,210	81,610
Accrued expenses	119,260	110,473
Billings in excess of costs and estimated earnings	16,873	15,456
Total current liabilities	274,064	235,702
Long-term debt	1,807,713	1,514,456
Acquisition-related liabilities	32,569	25,161
Other noncurrent liabilities	120,562	124,708
Total liabilities	2,234,908	1,900,027
Commitments and contingencies (see note 10)
Member’s equity	1,336,537	1,087,558
Accumulated deficit	(186,040)	(185,099)
Accumulated other comprehensive loss	(22,735)	(27,444)
Member’s interest	1,127,762	875,015
Noncontrolling interest	1,292	1,378
Total member’s interest	1,129,054	876,393
Total liabilities and member’s interest	$3,363,962	$2,776,420

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended		Six months ended
	July 1,	July 2,	July 1,	July 2,
	2017	2016	2017	2016
Revenue:
Product	$397,726	$341,341	$622,743	$521,443
Service	80,642	71,295	114,669	99,232
Net revenue	478,368	412,636	737,412	620,675
Delivery and subcontract revenue	45,725	32,638	70,958	52,978
Total revenue	524,093	445,274	808,370	673,653
Cost of revenue (excluding items shown separately below):
Product	233,592	202,029	400,560	334,425
Service	56,587	50,471	81,958	74,525
Net cost of revenue	290,179	252,500	482,518	408,950
Delivery and subcontract cost	45,725	32,638	70,958	52,978
Total cost of revenue	335,904	285,138	553,476	461,928
General and administrative expenses	58,086	75,490	116,554	120,860
Depreciation, depletion, amortization and accretion	45,039	37,408	84,787	69,768
Transaction costs	2,620	290	3,893	3,606
Operating income	82,444	46,948	49,660	17,491
Interest expense	25,772	25,363	50,487	46,649
Loss on debt financings	—	—	190	—
Other (income) expense, net	(590)	882	(1,247)	531
Income (loss) from operations before taxes	57,262	20,703	230	(29,689)
Income tax expense (benefit)	3,435	(1,056)	1,257	(9,205)
Net income (loss)	53,827	21,759	(1,027)	(20,484)
Net income (loss) attributable to noncontrolling interest	12	44	(86)	(35)
Net income (loss) attributable to member of Summit LLC	$53,815	$21,715	$(941)	$(20,449)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Operations

(In thousands)

	Three months ended		Six months ended
	July 1,	July 2,	July 1,	July 2,
	2017	2016	2017	2016
Net income (loss)	$53,827	$21,759	$(1,027)	$(20,484)
Other comprehensive income (loss):
Postretirement liability adjustment	413	—	413	—
Foreign currency translation adjustment	3,418	635	4,124	5,277
(Loss) income on cash flow hedges	(240)	(1,058)	172	(3,292)
Other comprehensive income (loss):	3,591	(423)	4,709	1,985
Comprehensive income (loss)	57,418	21,336	3,682	(18,499)
Less comprehensive income (loss) attributable to the noncontrolling interest in consolidated subsidiaries	12	44	(86)	(35)
Comprehensive income (loss) attributable to member of Summit LLC	$57,406	$21,292	$3,768	$(18,464)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	July 1,	July 2,
	2017	2016
Cash flow from operating activities:
Net loss	$(1,027)	$(20,484)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization and accretion	90,314	75,707
Share-based compensation expense	9,424	29,817
Deferred income tax benefit	374	(10,023)
Net gain on asset disposals	(4,052)	(3,717)
Non-cash loss on debt financings	85	—
Other	710	129
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	(68,539)	(55,489)
Inventories	(19,272)	(27,948)
Costs and estimated earnings in excess of billings	(21,571)	(24,542)
Other current assets	3,552	(2,646)
Other assets	(1,582)	(367)
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	27,897	9,682
Accrued expenses	(5,657)	10,326
Billings in excess of costs and estimated earnings	1,252	(3,523)
Other liabilities	(296)	(3,422)
Net cash provided by (used in) operating activities	11,612	(26,500)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(213,124)	(296,664)
Purchases of property, plant and equipment	(109,088)	(91,669)
Proceeds from the sale of property, plant and equipment	8,411	9,442
Other	137	1,500
Net cash used for investing activities	(313,664)	(377,391)
Cash flow from financing activities:
Capital contributions by member	243,593	113
Capital issuance costs	(627)	(136)
Proceeds from debt issuances	302,000	321,000
Debt issuance costs	(5,308)	(5,110)
Payments on debt	(9,288)	(63,676)
Payments on acquisition-related liabilities	(14,704)	(23,162)
Distributions	(2,579)	(2,873)
Other	(832)	—
Net cash provided by financing activities	512,255	226,156
Impact of foreign currency on cash	188	498
Net increase (decrease) in cash	210,391	(177,237)
Cash and cash equivalents – beginning of period	142,672	185,388
Cash and cash equivalents – end of period	$353,063	$8,151

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest

(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s
	equity	deficit	loss	interest	interest
Balance — December 31, 2016	$1,087,558	$(185,099)	$(27,444)	$1,378	$876,393

Net contributed capital	242,966	—	—	—	242,966
Net loss	—	(941)	—	(86)	(1,027)
Other comprehensive income	—	—	4,709	—	4,709
Distributions	(2,579)	—	—	—	(2,579)
Share-based compensation	9,424	—	—	—	9,424
Other	(832)	—	—	—	(832)
Balance — July 1, 2017	$1,336,537	$(186,040)	$(22,735)	$1,292	$1,129,054

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc. Equity Offering—On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of limited partnership interests in Summit Holdings (“LP Units”) and caused Summit Holdings to use a portion of the proceeds from the offering to acquire two materials-based companies for a combined purchase price of approximately $110 million in cash, with remaining net proceeds to be used for general corporate purposes, which may include, but is not limited to, funding acquisitions, repaying indebtedness, capital expenditures and funding working capital.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016. The Company continues to follow the accounting policies set forth in those consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of July 1, 2017, the results of operations for the three and six months ended July 1, 2017 and July 2, 2016 and cash flows for the six months ended July 1, 2017 and July 2, 2016.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The

Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and six months ended July 1, 2017 and July 2, 2016.

New Accounting Standards — In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires that the service cost component be reported in the same line item as employer compensation costs and that the other components of periodic pension costs be reported outside of operating income. The ASU also restricts capitalization of costs to the service cost component. The ASU is effective for public companies for annual periods beginning after December 15, 2017. The Company early adopted this ASU as of the beginning of fiscal year 2017, on a retrospective basis; accordingly, the Company reclassified $62,000 and $160,000 from product cost of revenue to other income in the three and six months ended July 2, 2016, respectively, and $154,000 from general and administrative expenses to other income in the three and six months ended July 2, 2016, to conform to the current year presentation.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which eliminates the two step goodwill impairment test and replaces it with a single step test.  The single step test compares the carrying amount of a reporting unit to its fair value; if the carrying amount is greater than the fair value the difference is the amount of the goodwill impairment.  Step zero is left unchanged. Therefore, entities that wish to do a qualitative assessment are still permitted to do so. The ASU is effective for SEC filers for fiscal years beginning after December 15, 2020. However, the Company early adopted this ASU as of the beginning of fiscal year 2017. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures. The Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to accumulated earnings (deficit) as of the beginning of the fiscal year.

2.ACQUISITIONS

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. The following acquisitions completed in the six months ended July 1, 2017 and in fiscal 2016 were not material individually, or when combined:

West segment:

•	On May 1, 2017, we acquired Winvan Paving, Ltd. (“Winvan Paving”), a paving and construction services company based in Vancouver, British Columbia.

•	On April 3, 2017, we acquired Hanna’s Bend Aggregate, Ltd. (“Hanna’s Bend”), an aggregates-based business with one sand and gravel pit servicing the Houston, Texas market.

•

On January 30, 2017, the Company acquired Everist Materials, LLC (“Everist Materials”), a vertically integrated aggregates, ready-mix concrete, and paving business based in Silverthorne, Colorado, with two aggregates plants, five ready-mix plants and two asphalt plants.

•	On October 3, 2016, the Company acquired Midland Concrete Ltd. (“Midland Concrete”), a ready-mix company with one plant servicing the Midland, Texas market.

•	On August 19, 2016, the Company acquired H.C. Rustin Corporation (“Rustin”), a ready-mix company with 12 ready-mix plants servicing the Southern Oklahoma market.

•

On April 29, 2016, the Company acquired Sierra Ready Mix, LLC (“Sierra”), a vertically integrated aggregates and ready-mix concrete business with one sand and gravel pit and two ready-mix concrete plants located in Las Vegas, Nevada.

East segment:

•

On May 12, 2017, we acquired Glasscock Company, Inc. and Glasscock Logistics Company, LLC (“Glasscock”), a vertically integrated sand, ready-mix, recycle and trucking business based in Sumter, South Carolina.

•	On April 3, 2017, we acquired Carolina Sand, LLC (“Carolina Sand”), a sand and trucking business with four sand pits in northeastern South Carolina.

•	On March 17, 2017, the Company acquired Sandidge Concrete (“Sandidge”), a ready-mix concrete company with three plants servicing the Columbia, Missouri market.

•	On February 24, 2017, the Company acquired Razorback Concrete Company (“Razorback”), an aggregates-based business with ready-mix concrete operations in central and northeastern Arkansas.

•

On August 26, 2016, the Company acquired R.D. Johnson Excavating Company, LLC and Asphalt Sales of Lawrence, LLC (“RD Johnson”), an asphalt producer and construction services company based in Lawrence, Kansas.

•

On August 8, 2016, the Company acquired the assets of Weldon Real Estate, LLC (“Weldon”) and the membership interests of Honey Creek Disposal Service, LLC. (‘‘Honey Creek’’). Honey Creek is a trash collection business, which was sold immediately after acquisition. The Company retained the building assets of Weldon, where its recycling business in Kansas is operated.

•

On May 20, 2016, the Company acquired seven aggregates quarries in central and northwest Missouri from APAC-Kansas, Inc. and APAC-Missouri, Inc., subsidiaries of Oldcastle Materials, Inc. (“Oldcastle Assets”).

•

On March 18, 2016, the Company acquired Boxley Materials Company (“Boxley”), a vertically integrated company based in Roanoke, Virginia with six quarries, four ready-mix concrete plants and four asphalt plants.

•	On February 5, 2016, the Company acquired American Materials Company (“AMC”), an aggregates company with five sand and gravel pits servicing coastal North and South Carolina.

Cement segment

•	On August 30, 2016, the Company acquired two river-supplied cement and fly-ash distribution terminals in Southern Louisiana.

The purchase price allocation, primarily the valuation of property, plant and equipment for the 2017 acquisitions, as well as certain of the 2016 acquisitions has not yet been finalized due to the timing of the acquisitions. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Six months ended	Year Ended
	July 1,	December 31,
	2017	2016

Financial assets (1)	$18,042	$22,204
Inventories	6,099	17,215
Property, plant and equipment	84,402	180,321
Intangible assets	13	5,531
Other assets	3,477	6,757
Financial liabilities (1)	(10,751)	(20,248)
Other long-term liabilities	(4,157)	(36,074)
Net assets acquired	97,125	175,706
Goodwill	130,582	176,319
Purchase price	227,707	352,025
Acquisition related liabilities	(13,390)	(17,034)
Other	(1,193)	1,967
Net cash paid for acquisitions	$213,124	$336,958

(1)	In the first quarter of 2017, we reclassified $1.2 million of accounts payable overdrafts from financial assets to financial liabilities for the year ended December 31, 2016.

Changes in the carrying amount of goodwill, by reportable segment, from December 31, 2016 to July 1, 2017 are summarized as follows:

	West	East	Cement	Total
Balance, December 31, 2016	$334,257	$243,417	$204,538	$782,212
Acquisitions (1)	95,000	39,009	118	134,127
Foreign currency translation adjustments	2,172	—	—	2,172
Balance, July 1, 2017	$431,429	$282,426	$204,656	$918,511

Accumulated impairment losses as of July 1, 2017 and December 31, 2016	$(53,264)	$(14,938)	$—	$(68,202)

(1)	Reflects goodwill from 2017 acquisitions and working capital adjustments from prior year acquisitions.

The Company’s intangible assets are primarily composed of goodwill, lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	July 1, 2017			December 31, 2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$15,902	$(3,752)	$12,150	$15,888	$(3,382)	$12,506
Reserve rights	6,234	(1,459)	4,775	8,706	(3,710)	4,996
Trade names	1,000	(708)	292	1,000	(658)	342
Other	249	(122)	127	249	(104)	145
Total intangible assets	$23,385	$(6,041)	$17,344	$25,843	$(7,854)	$17,989

Amortization expense totaled $0.4 million and $0.7 million for the three and six months ended July 1, 2017, respectively, and $0.6 million and $1.0 million for the three and six months ended July 2, 2016, respectively.

The estimated amortization expense for the intangible assets for each of the five years subsequent to July 1, 2017 is as follows:

2017 (six months)	$627
2018	1,279
2019	1,260
2020	1,177
2021	1,135
2022	1,122
Thereafter	10,744
Total	$17,344

3.ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of July 1, 2017 and December 31, 2016:

	July 1,	December 31,
	2017	2016
Trade accounts receivable	$239,136	$152,845
Retention receivables	11,617	12,117
Receivables from related parties	373	721
Accounts receivable	251,126	165,683
Less: Allowance for doubtful accounts	(3,580)	(3,306)
Accounts receivable, net	$247,546	$162,377

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4.INVENTORIES

Inventories consisted of the following as of July 1, 2017 and December 31, 2016:

	July 1,	December 31,
	2017	2016
Aggregate stockpiles	$115,365	$103,073
Finished goods	42,621	35,071
Work in process	5,815	6,440
Raw materials	19,085	13,095
Total	$182,886	$157,679

5.ACCRUED EXPENSES

Accrued expenses consisted of the following as of July 1, 2017 and December 31, 2016:

	July 1,	December 31,
	2017	2016
Interest	$24,311	$22,991
Payroll and benefits	25,197	30,546
Capital lease obligations	19,838	11,766
Insurance	13,249	11,966
Non-income taxes	10,226	5,491
Professional fees	2,420	2,459
Other (1)	24,019	25,254
Total	$119,260	$110,473

(1)	Consists primarily of subcontractor and working capital settlement accruals.

6.DEBT

Debt consisted of the following as of July 1, 2017 and December 31, 2016:

	July 1,	December 31,
	2017	2016
Term Loan, due 2022:
$637.0 million and $640.3 million, net of $2.3 million and $2.6 million discount at July 1, 2017 and December 31, 2016, respectively	$634,676	$637,658
8 1⁄2% Senior Notes, due 2022	250,000	250,000
6 1⁄8% Senior Notes, due 2023:
$650.0 million, net of $1.5 million and $1.6 million discount at July 1, 2017 and December 31, 2016, respectively	648,528	648,407
5 1⁄8% Senior Notes, due 2025	300,000	—
Total	1,833,204	1,536,065
Current portion of long-term debt	6,500	6,500
Long-term debt	$1,826,704	$1,529,565

The contractual payments of long-term debt, including current maturities, for the five years subsequent to July 1, 2017, are as follows:

2017 (six months)	$3,250
2018	4,875
2019	6,500
2020	8,125
2021	6,500
2022	857,750
Thereafter	950,000
Total	1,837,000
Less: Original issue net discount	(3,796)
Less: Capitalized loan costs	(18,991)
Total debt	$1,814,213

Senior Notes—On June 1, 2017, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the “Issuers”) issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. Proceeds from the sale of the 2025 Notes are intended to be used for acquisitions and to pay fees and expenses incurred in connection with any such acquisitions and the offering, with any remaining net proceeds to be used for general corporate purposes, which may include repaying indebtedness, capital expenditures and funding working capital. The 2025 Notes were issued under an indenture dated June 1, 2017 (as amended and supplemented, the “2017 Indenture”). The 2017 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter inter certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2017 Indenture also contains customary events of default. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

On March 8, 2016, the Issuers issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”).  The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley, replenish cash used for the acquisition of AMC and pay expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the "2023 Notes” and collectively with the 2022 Notes and the 2025 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of July 1, 2017 and December 31, 2016, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the original aggregate amount of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022.

On January 19, 2017, Summit LLC entered into Amendment No. 1 (“Amendment No. 1”) to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which, among other things, reduced the applicable margin in respect of the $640.3 million outstanding principal amount of term loans thereunder and included a 1.00% prepayment premium in connection with certain further repricing events that occur on or prior to the six-month anniversary of the effective date of Amendment No. 1. All other material terms and provisions remain substantially identical to the terms and provisions in place immediately prior to the effectiveness of Amendment No. 1.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of July 1, 2017 and December 31, 2016, leaving remaining borrowing capacity of $218.9 million as of July 1, 2017, which is net of $16.1 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of July 1, 2017 and December 31, 2016, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the six months ended July 1, 2017 and July 2, 2016:

Deferred financing fees
Balance—December 31, 2016	$18,290
Loan origination fees	5,308
Amortization	(1,883)
Write off of deferred financing fees	(45)
Balance—July 1, 2017	$21,670

Balance—January 2, 2016	$15,892
Loan origination fees	5,109
Amortization	(1,590)
Balance—July 2, 2016	$19,411

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of July 1, 2017 or December 31, 2016.

7.FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of July 1, 2017 and December 31, 2016 was:

	July 1,	December 31,
	2017	2016
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$3,250	$9,288
Cash flow hedges	844	942
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$13,979	$2,377
Cash flow hedges	1,368	1,438

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments to contingent consideration or derivatives as of July 1, 2017 and July 2, 2016.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of July 1, 2017 and December 31, 2016 was:

	July 1, 2017		December 31, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,906,905	$1,833,204	$1,586,102	$1,536,065

Level 3
Current portion of deferred consideration and noncompete obligations(2)	11,971	11,971	12,375	12,375
Long term portion of deferred consideration and noncompete obligations(3)	18,590	18,590	22,784	22,784

(1)	$6.5 million included in current portion of debt as of July 1, 2017 and December 31, 2016.
(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

8.ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	income (loss)
Balance — December 31, 2016	$(7,181)	$(17,790)	$(2,473)	$(27,444)
Postretirement liability adjustment	413	—	—	413
Foreign currency translation adjustment	—	4,124	—	4,124
Income on cash flow hedges	—	—	172	172
Balance — July 1, 2017	$(6,768)	$(13,666)	$(2,301)	$(22,735)

Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Foreign currency translation adjustment	—	5,277	—	5,277
Loss on cash flow hedges	—	—	(3,292)	(3,292)
Balance — July 2, 2016	$(7,607)	$(14,638)	$(4,236)	$(26,481)

9.INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

As of July 1, 2017 and December 31, 2016, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the three and six months ended July 1, 2017 and July 2, 2016.

10.COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through July 1, 2017, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of July 1, 2017 and December 31, 2016, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of July 1, 2017 and December 31, 2016, $20.5 million and $18.8 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $5.8 million and $5.1 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of July 1, 2017 and December 31, 2016 were $69.4 million and $63.6 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

11.SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Six months ended
	July 1,	July 2,
	2017	2016
Cash payments:
Interest	$44,201	$35,321
Income taxes	954	1,017

12.SEGMENT INFORMATION

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of July 1, 2017 and December 31, 2016 and for the three and six months ended July 1, 2017 and July 2, 2016:

	Three months ended		Six months ended
	July 1,	July 2,	July 1,	July 2,
	2017	2016	2017	2016
Revenue*:
West	$275,855	$226,277	$419,074	$349,994
East	164,009	139,380	261,232	210,054
Cement	84,229	79,617	128,064	113,605
Total revenue	$524,093	$445,274	$808,370	$673,653

*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Six months ended
	July 1,	July 2,	July 1,	July 2,
	2017	2016	2017	2016
Revenue by product*:
Aggregates	$84,221	$73,035	$145,843	$122,943
Cement	78,893	69,968	118,328	98,504
Ready-mix concrete	128,713	97,300	221,890	177,466
Asphalt	83,480	75,978	103,017	88,634
Paving and related services	97,708	78,486	134,004	105,634
Other	51,078	50,507	85,288	80,472
Total revenue	$524,093	$445,274	$808,370	$673,653

*Revenue from the liquid asphalt terminals is included in asphalt revenue.

	Three months ended		Six months ended
	July 1,	July 2,	July 1,	July 2,
	2017	2016	2017	2016
Adjusted EBITDA:
West	$60,520	$50,585	$76,219	$63,864
East	38,766	35,674	43,114	38,847
Cement	43,783	37,593	46,468	38,564
Corporate and other	(7,834)	(9,120)	(16,936)	(18,117)
Total Adjusted EBITDA	135,235	114,732	148,865	123,158
Interest expense	25,772	25,363	50,487	46,649
Depreciation, depletion and amortization	44,587	37,038	83,891	68,938
Accretion	452	370	896	830
IPO/ Legacy equity modification costs	—	24,751	—	24,751
Loss on debt financings	—	—	190	—
Transaction costs	2,620	290	3,893	3,606
Non-cash compensation	4,676	3,029	9,424	5,065
Other	(134)	3,188	(146)	3,008
Income (loss) from continuing operations before taxes	$57,262	$20,703	$230	$(29,689)

	Six months ended
	July 1,	July 2,
	2017	2016
Purchases of property, plant and equipment
West	$51,378	$49,645
East	37,566	26,874
Cement	17,606	12,828
Total reportable segments	106,550	89,347
Corporate and other	2,538	2,322
Total purchases of property, plant and equipment	$109,088	$91,669

	Three months ended		Six months ended
	July 1,	July 2,	July 1,	July 2,
	2017	2016	2017	2016
Depreciation, depletion, amortization and accretion:
West	$17,419	$16,186	$33,082	$32,222
East	16,933	12,310	32,311	22,741
Cement	10,025	8,269	18,073	13,528
Total reportable segments	44,377	36,765	83,466	68,491
Corporate and other	662	643	1,321	1,277
Total depreciation, depletion, amortization and accretion	$45,039	$37,408	$84,787	$69,768

	July 1,	December 31,
	2017	2016
Total assets:
West	$1,132,152	$902,763
East	998,002	870,613
Cement	889,365	868,440
Total reportable segments	3,019,519	2,641,816
Corporate and other	344,443	134,604
Total	$3,363,962	$2,776,420

13.RELATED PARTY TRANSACTIONS

Blackstone Advisory Partners L.P., an affiliate of Blackstone Management Partners L.L.C., served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and received compensation in connection therewith.

14.     GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

July 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$344,726	$2,722	$18,625	$(13,010)	$353,063
Accounts receivable, net	—	229,435	18,218	(107)	247,546
Intercompany receivables	599,021	286,499	—	(885,520)	—
Cost and estimated earnings in excess of billings	—	26,314	2,898	—	29,212
Inventories	—	178,674	4,212	—	182,886
Other current assets	1,779	8,578	1,995	—	12,352
Total current assets	945,526	732,222	45,948	(898,637)	825,059
Property, plant and equipment, net	7,178	1,513,558	35,080	—	1,555,816
Goodwill	—	859,568	58,943	—	918,511
Intangible assets, net	—	17,344	—	—	17,344
Other assets	3,436,125	156,967	2,073	(3,547,933)	47,232
Total assets	$4,388,829	$3,279,659	$142,044	$(4,446,570)	$3,363,962
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	—	15,221	—	—	15,221
Accounts payable	2,109	104,732	9,476	(107)	116,210
Accrued expenses	44,674	85,046	2,550	(13,010)	119,260
Intercompany payables	456,926	420,011	8,583	(885,520)	—
Billings in excess of costs and estimated earnings	—	15,622	1,251	—	16,873
Total current liabilities	510,209	640,632	21,860	(898,637)	274,064
Long-term debt	1,807,713	—	—	—	1,807,713
Acquisition-related liabilities	—	32,569	—	—	32,569
Other noncurrent liabilities	3,329	213,371	75,179	(171,317)	120,562
Total liabilities	2,321,251	886,572	97,039	(1,069,954)	2,234,908
Total member's interest	2,067,578	2,393,087	45,005	(3,376,616)	1,129,054
Total liabilities and member’s interest	$4,388,829	$3,279,659	$142,044	$(4,446,570)	$3,363,962

Condensed Consolidating Balance Sheets

December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$133,862	$4,820	$14,656	$(10,666)	$142,672
Accounts receivable, net	—	155,389	7,090	(102)	162,377
Intercompany receivables	521,658	321,776	—	(843,434)	—
Cost and estimated earnings in excess of billings	—	6,830	620	—	7,450
Inventories	—	153,374	4,305	—	157,679
Other current assets	1,259	11,012	529	—	12,800
Total current assets	656,779	653,201	27,200	(854,202)	482,978
Property, plant and equipment, net	7,033	1,418,902	20,517	—	1,446,452
Goodwill	—	735,490	46,722	—	782,212
Intangible assets, net	—	17,989	—	—	17,989
Other assets	3,202,706	125,270	1,946	(3,283,133)	46,789
Total assets	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,000	20,663	—	—	21,663
Accounts payable	1,497	76,886	3,329	(102)	81,610
Accrued expenses	46,460	73,807	872	(10,666)	110,473
Intercompany payables	509,503	327,405	6,526	(843,434)	—
Billings in excess of costs and estimated earnings	—	15,242	214	—	15,456
Total current liabilities	564,960	514,003	10,941	(854,202)	235,702
Long-term debt	1,514,456	—	—	—	1,514,456
Acquisition-related liabilities	—	25,161	—	—	25,161
Other noncurrent liabilities	2,395	231,199	56,356	(165,242)	124,708
Total liabilities	2,081,811	770,363	67,297	(1,019,444)	1,900,027
Total member's interest	1,784,707	2,180,489	29,088	(3,117,891)	876,393
Total liabilities and member’s interest	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420

Condensed Consolidating Statements of Operations

For the three months ended July 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	502,535	23,212	(1,654)	$524,093
Cost of revenue (excluding items shown separately below)	—	320,315	17,243	(1,654)	335,904
General and administrative expenses	14,658	44,023	2,025	—	60,706
Depreciation, depletion, amortization and accretion	663	43,381	995	—	45,039
Operating (loss) income	(15,321)	94,816	2,949	—	82,444
Other (income) expense, net	(93,901)	(226)	(219)	93,756	(590)
Interest expense (income)	24,765	(75)	1,082	—	25,772
Income (loss) from operations before taxes	53,815	95,117	2,086	(93,756)	57,262
Income tax expense	—	2,902	533	—	3,435
Net income	53,815	92,215	1,553	(93,756)	53,827
Net income attributable to noncontrolling interest	—	—	—	12	12
Net income (loss) attributable to member of Summit Materials, LLC	$53,815	$92,215	$1,553	$(93,768)	$53,815
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$57,406	$92,042	$(1,865)	$(90,177)	$57,406

Condensed Consolidating Statements of Operations

For the three months ended July 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$434,822	$12,494	$(2,042)	$445,274
Cost of revenue (excluding items shown separately below)	—	278,607	8,573	(2,042)	285,138
General and administrative expenses	37,543	36,681	1,556	—	75,780
Depreciation, depletion, amortization and accretion	644	35,629	1,135	—	37,408
Operating (loss) income	(38,187)	83,905	1,230	—	46,948
Other (income) expense, net	(81,249)	863	(126)	81,394	882
Interest expense	21,347	3,154	862	—	25,363
Income (loss) from operations before taxes	21,715	79,888	494	(81,394)	20,703
Income tax (benefit) expense	—	(1,195)	139	—	(1,056)
Net income (loss)	21,715	81,083	355	(81,394)	21,759
Net income attributable to noncontrolling interest	—	—	—	44	44
Net income (loss) attributable to member of Summit Materials, LLC	$21,715	$81,083	$355	$(81,438)	$21,715
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$21,292	$82,141	$(280)	$(81,861)	$21,292

Condensed Consolidating Statements of Operations

For the six months ended July 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	778,911	32,621	(3,162)	$808,370
Cost of revenue (excluding items shown separately below)	—	532,308	24,330	(3,162)	553,476
General and administrative expenses	29,707	87,397	3,343	—	120,447
Depreciation, depletion, amortization and accretion	1,321	81,819	1,647	—	84,787
Operating (loss) income	(31,028)	77,387	3,301	—	49,660
Other (income) loss, net	(78,490)	9	(255)	77,679	(1,057)
Interest expense	48,403	138	1,946	—	50,487
(Loss) income from operations before taxes	(941)	77,240	1,610	(77,679)	230
Income tax expense	—	722	535	—	1,257
Net (loss) income	(941)	76,518	1,075	(77,679)	(1,027)
Net loss attributable to noncontrolling interest	—	—	—	(86)	(86)
Net (loss) income attributable to member of Summit Materials, LLC	$(941)	$76,518	$1,075	$(77,593)	$(941)
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$3,768	$75,933	$(3,049)	$(72,884)	$3,768

Condensed Consolidating Statements of Operations

For the six months ended July 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$656,478	$21,182	$(4,007)	$673,653
Cost of revenue (excluding items shown separately below)	—	451,496	14,439	(4,007)	461,928
General and administrative expenses	51,726	69,748	2,992	—	124,466
Depreciation, depletion, amortization and accretion	1,277	66,299	2,192	—	69,768
Operating (loss) income	(53,003)	68,935	1,559	—	17,491
Other (income) expense, net	(68,999)	1,194	(309)	68,645	531
Interest expense	36,445	8,482	1,722	—	46,649
(Loss) income from operations before taxes	(20,449)	59,259	146	(68,645)	(29,689)
Income (benefit) tax benefit	—	(9,283)	78	—	(9,205)
Net loss (income)	(20,449)	68,542	68	(68,645)	(20,484)
Net loss attributable to noncontrolling interest	—	—	—	(35)	(35)
Net (loss) income attributable to member of Summit Materials, LLC	$(20,449)	$68,542	$68	$(68,610)	$(20,449)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(18,464)	$71,834	$(5,209)	$(66,625)	$(18,464)

Condensed Consolidating Statements of Cash Flows

For the six months ended July 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(57,616)	$49,299	$19,929	$—	$11,612
Cash flow from investing activities:
Acquisitions, net of cash acquired	(15,000)	(172,523)	(25,601)	—	(213,124)
Purchase of property, plant and equipment	(2,537)	(105,116)	(1,435)	—	(109,088)
Proceeds from the sale of property, plant, and equipment	—	8,352	59	—	8,411
Other	—	137	—	—	137
Net cash used for investing activities	(17,537)	(269,150)	(26,977)	—	(313,664)
Cash flow from financing activities:
Proceeds from investment by member	128,538	104,338	10,717	—	243,593
Capital issuance costs	(627)	—	—	—	(627)
Net proceeds from debt issuance	302,000	—	—	—	302,000
Loans received from and payments made on loans from other Summit Companies	(130,366)	132,577	133	(2,344)	—
Payments on long-term debt	(5,250)	(4,038)	—	—	(9,288)
Payments on acquisition-related liabilities	—	(14,704)	—	—	(14,704)
Financing costs	(5,308)	—	—	—	(5,308)
Distributions from partnership	(2,579)	—	—	—	(2,579)
Other	(391)	(420)	(21)	—	(832)
Net cash provided by (used for) financing activities	286,017	217,753	10,829	(2,344)	512,255
Impact of cash on foreign currency	—	—	188	—	188
Net increase (decrease) in cash	210,864	(2,098)	3,969	(2,344)	210,391
Cash — Beginning of period	133,862	4,820	14,656	(10,666)	142,672
Cash — End of period	$344,726	$2,722	$18,625	$(13,010)	$353,063

Condensed Consolidating Statements of Cash Flows

For the six months ended July 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(101,568)	$77,254	$(2,186)	$—	$(26,500)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(60,670)	(235,994)	—	—	(296,664)
Purchase of property, plant and equipment	(2,322)	(89,071)	(276)	—	(91,669)
Proceeds from the sale of property, plant, and equipment	—	9,422	20	—	9,442
Other	—	1,500	—	—	1,500
Net cash used for investing activities	(62,992)	(314,143)	(256)	—	(377,391)
Cash flow from financing activities:
Proceeds from investment by member	(448,597)	448,710	—	—	113
Capital issuance costs	(136)	—	—	—	(136)
Net proceeds from debt issuance	321,000	—	—	—	321,000
Loans received from and payments made on loans from other Summit Companies	189,466	(187,411)	92	(2,147)	—
Payments on long-term debt	(60,250)	(3,426)	—	—	(63,676)
Payments on acquisition-related liabilities	(400)	(22,762)	—	—	(23,162)
Financing costs	(5,110)	—	—	—	(5,110)
Distributions from partnership	(2,873)	—	—	—	(2,873)
Net cash (used for) provided by financing activities	(6,900)	235,111	92	(2,147)	226,156
Impact of cash on foreign currency	—	—	498	—	498
Net decrease in cash	(171,460)	(1,778)	(1,852)	(2,147)	(177,237)
Cash — Beginning of period	180,712	4,068	12,208	(11,600)	185,388
Cash — End of period	$9,252	$2,290	$10,356	$(13,747)	$8,151